SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 5)*

H. J. Heinz Company
(Name of Issuer)

Common Stock, par value $.25 per share

(Title of Class of Securities)

423074103

(CUSIP Number)

Brian L. Schorr, Esq.
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
(212) 451-3000
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box /  /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
15,464,545
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
15,464,545
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,464,545
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.90%
14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
15,464,545
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
15,464,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,464,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.90%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
9,570,527
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
9,570,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,570,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.03%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
9,570,527
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
9,570,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,570,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.03%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
1,469,498
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
1,469,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,469,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.46%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,847,834
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,847,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,847,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.85%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
256,938
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
256,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
256,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
256,938
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
256,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
256,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
58,198
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
58,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II GP, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
58,198
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
58,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II General Partner, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
58,198
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
58,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Trian SPV (SUB) I, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0485814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
2,241,911
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
2,241,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,241,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.71%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Nelson Peltz
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
15,464,545
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
15,464,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,464,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.90%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Peter W. May
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
15,464,545
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
15,464,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,464,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.90%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Edward P. Garden
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
15,464,545
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
15,464,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,464,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.90%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Castlerigg Master Investments Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,097,164
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,097,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,097,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Sandell Asset Management Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,097,164
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,097,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,097,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Castlerigg International Limited S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,097,164
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,097,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,097,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Castlerigg International Holdings Limited S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,097,164
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,097,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,097,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 423074103

1	NAME OF REPORTING PERSON
Thomas E. Sandell S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,097,164
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,097,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,097,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 423074103

This Amendment No. 5 relates to the Schedule 13D filed with the Securities and Exchange Commission on April 24, 2006, as previously amended by Amendment No. 1 on May 23, 2006, Amendment No. 2 on September 15, 2006, Amendment No. 3 on December 4, 2006 and Amendment No. 4 on October 12, 2007, by Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("Trian Offshore"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands exempted limited partnership ("Trian Offshore (Non-ERISA)"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund I GP LLC"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian SPV (SUB) I, L.P., a Cayman Islands exempted limited partnership ("Trian SPV"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP" and, together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Trian Filing Persons"), Castlerigg Master Investments Ltd., a British Virgin Islands company ("CMI"), Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("CIL"), Castlerigg International Holdings Limited, a British Virgin Islands company ("CIHL"), and Thomas E. Sandell, a citizen of Sweden ("Sandell" and, collectively with CMI, SAMC, CIL and CIHL, the "Sandell Filing Persons" and, together with the Trian Filing Persons, the "Filing Persons"), relating to the common stock, par value $.25 per share (the "Shares"), of H. J. Heinz Company, a Pennsylvania corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of 4:00 pm, New York City time, on February 29, 2008, the Filing Persons beneficially owned, in the aggregate, 15,464,545 Shares, representing approximately 4.90% of the Issuer's outstanding Shares (based upon the 315,149,351 Shares stated by the Issuer to be outstanding as of January 30, 2008 in the Issuer's Quarterly Report on Form 10-Q filed on February 26, 2008).

(b) Each of Trian Onshore, Trian Offshore, Trian SPV, Trian GP, Parallel Fund I and Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,469,498, 5,847,834, 2,241,911, 11,284, 256,938 and 58,198 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Beneficial ownership of 475,718 Shares that are directly held in the Separate Account  is further described below.  The Separate Account and the Trian Filing Persons are collectively referred to in the Schedule 13D as the “Trian Persons.”

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore and Trian SPV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian Onshore, Trian Offshore and Trian SPV directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that are directly held in the Separate Account.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,097,164 Shares except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Each of CIL, CIHL, SAMC and Sandell, by virtue of their relationships to CMI (discussed in Item 2), and each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of the Sandell Agreement (discussed in Items 2 and 6), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that CMI directly and beneficially owns.  Each of SAMC, Sandell, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) As previously reported, the Trian Persons directly owned a total of 13,608,600 Shares, of which 5,483,130 Shares were beneficially and directly owned by Trian SPV.  In February 2008, the two-year lock-up period expired for investors in the parent entities of Trian SPV.  In connection with such expiration, on February 29, 2008, a total of 3,241,219 of the 5,483,130 Shares that were beneficially and directly owned by Trian SPV were distributed to certain investors in Trian SPV's parent entities.  Following this distribution, the Trian Persons continue to directly own 10,367,381 Shares, of which 2,241,911 Shares are beneficially and directly owned by Trian SPV.  The Trian Persons have no current intention of selling any Shares (although future distributions may be made to investors in Trian SPV's parent entities of some or all of Trian SPV's remaining Shares). In addition, Mr. Peltz continues to serve as a director of the Issuer.  The Trian Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, the Trian Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, purchasing additional Shares or selling some or all of the Shares or otherwise changing their intention with respect to any and all matters referred to in Item 4 of the Schedule 13D.

On February 28, 2008, CMI (a Sandell Filing Person) sold 284,236 Shares in transactions effected in the open market at a price per share of $44.90.

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph (e):

(e) As a result of the transactions referred to in Item 5(c) above, the Filing Persons ceased to be the beneficial owners of more than 5% of the Issuer's outstanding Shares.

SCHEDULE 13D

CUSIP No. 423074103

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

TRIAN PARTNERS GP, L.P.
By:	Trian Partners General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN SPV (SUB) I, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.
By:	Trian Partners Parallel Fund II GP, L.P., its general partner
By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member
TRIAN PARTNERS PARALLEL FUND II GP, L.P.
By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member
TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC
By:	/s/PETER W. MAY
Name: Peter W. May
Title: Member

CASTLERIGG MASTER INVESTMENTS LTD.
By:	Sandell Asset Management Corp., As Investment Manager

By:	/s/THOMAS E. SANDELL
Name: Thomas E. Sandell
Title: Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.
By:	/s/THOMAS E. SANDELL
Name: Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By:	Sandell Asset Management Corp., As Investment Manager

By:	/s/THOMAS E. SANDELL
Name: Thomas E. Sandell
Title: Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:	Sandell Asset Management Corp., As Investment Manager

By:	/s/THOMAS E. SANDELL
Name: Thomas E. Sandell
Title: Chief Executive Officer

/s/THOMAS E. SANDELL
THOMAS E. SANDELL